

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2020

Brian Lynch
Chief Financial Officer
Callaway Golf Company
2180 Rutherford Road
Carlsbad, CA 92008

  Re: Callaway Golf Company
    Form 10-K for the Fiscal Year Ended December 31, 2019
    Filed March 2, 2020
    Form 10-Q for the Fiscal Quarter Ended September 30, 2020
    Filed November 9, 2020
    File No. 001-10962

Dear Mr. Lynch:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary of Results of Operations, page 38

1. We note that your presentation of non-GAAP net income and diluted EPS on pages 41 and 46 includes adjustments for "acquisition and transition expenses" or "acquisition and other non-recurring expenses." We further note that the Adjusted EBITDA presentation within your Form 8-K earnings release filed on November 9, 2020 similarly includes an adjustment for "acquisitions and other non-recurring costs." Please provide us with the nature of all significant expenses included in these adjustments. Considering they appear to recur in multiple periods, also tell us how you determined they qualify to be described as "non-recurring" and do not represent normal, recurring cash expenses necessary to operate your business. See Questions 100.01 and 102.03 and of the Compliance and

Disclosure Interpretations on Non-GAAP Financial Measures.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-10

2.   Please revise future filings to clearly disclose the nature of expenses included within each of the material expense line items on your statements of operations.

Form 10-Q for the Fiscal Quarter Ended September 30, 2020

Note 6. Financing Arrangements
Convertible Senior Notes, page 23

3.   We note that you amortize the debt discount and debt issuance costs associated with the liability component of your 2.75% Convertible Senior Notes over the "remaining term." Please tell us how your amortization policy complies with the guidance in ASC 470-20-35-13 requiring amortization of such items over the expected life of a similar liability that does not have an associated equity component.

4.   We note that for purposes of calculating diluted earnings per share you appear to presume cash settlement of the principal amount of your Convertible Senior Notes upon conversion and utilize the treasury stock method. Explain in sufficient detail how you determined it was not appropriate to presume share settlement and apply the if-converted method and how you determined use of the treasury stock method was appropriate. See ASC 260-10-45-45 through -47, ASC 260-10-45-40 through -41, and ASC 260-10-55-36A.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary to the Results of Operations and Financial Condition, page 42

5.   We note that you derive revenues through various channels, including wholesale, retail, and e-commerce operations. Your disclosures throughout your results of operations discussions indicate that the e-commerce channel had a positive impact on your sales and gross margins during the three and nine month periods ended September 30, 2020. In future filings, to the extent results and trends are not materially consistent across all sales channels, please quantify in dollars and/or percentage change the impact each channel had and is expected to have on your consolidated and operating segment sales and gross margins.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Martin James, Senior Advisor, at (202) 551-3671 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing